UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on March 31, 2022, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2022, presented on comparative basis

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS10

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES19

3. SEGMENT REPORTING20

4. FAIR VALUES24

5. CASH AND DUE FROM BANKS26

6. RELATED PARTY TRANSACTIONS27

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT27

8. DIVIDENDS31

9. INSURANCE31

10. ASSET MANAGEMENT AND OTHER SERVICES31

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12. FINANCIAL RISK FACTORS35

13. INTERNATIONAL FINANCING PROGRAMS35

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS38

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED41

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING43

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING44

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT45

SCHEDULE G - INTANGIBLE ASSETS46

SCHEDULE H – CONCENTRATION OF DEPOSITS47

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS48

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY49

SCHEDULE R – LOAN LOSS RISK PROVISIONS50

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION52

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME53

EARNING PER SHARE54

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME55

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY56

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY57

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW58

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION59

2. FAIR VALUES64

3. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES66

4. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME67

5. RESTRICTED ASSETS69

6. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES69

7. LOAN AND DEBT ESTIMATED TERMS73

8. CAPITAL STOCK73

9. CASH AND DUE FROM BANKS73

10. SUBSEQUENT EVENTS74

SCHEDULE A – OTHER DEBT SECURITIES75

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT76

SCHEDULE G - INTANGIBLE ASSETS77

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY78

INFORMATIVE REVIEW AS OF MARCH 31, 202279

Consolidated Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 47 started on January 1, 2022
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of March 31, 2022

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	03/31/2022	12/31/2021
Cash and due from banks	4 and 5	29,430,878	37,808,676
Cash		10,848,345	14,612,384
Financial institutions and correspondents		17,607,940	22,451,192
Argentine Central Bank		14,755,122	21,048,656
Other local and financial institutions		2,852,818	1,402,536
Others		974,593	745,100
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	24,550,561	26,086,439
Derivatives	7.2 and 4	156,606	257,510
Reverse Repo transactions	4 and 7.3	6,426,562	49,735,371
Other financial assets	4, 7.4 and 5	10,576,362	16,125,328
Loans and other financing	4,7.5 and B	161,208,128	180,120,569
To the non-financial public sector		73,192	26,392
To the financial sector		88,107	89,179
To the Non-Financial Private Sector and Foreign residents		161,046,829	180,004,998
Other debt securities	4, 7.6 and A	159,892,344	91,698,286
Financial assets pledged as collateral	4 and 7.7	10,163,230	9,912,275
Deferred income tax assets		949,053	1,021,750
Investments in equity instruments	4 and A	259,525	306,749
Property, plant and equipment	F	12,358,544	12,808,188
Investment property	F	10,087,714	10,095,884
Intangible assets	G	12,996,205	13,257,602
Deferred income tax assets		3,261,776	3,021,108
Other non-financial assets	7.8	3,778,294	2,856,358
Inventories	7.9	143,503	158,754
TOTAL ASSETS		446,239,285	455,270,847

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2022	12/31/2021
LIABILITIES
Deposits	4, 7.10 and H	341,298,322	334,812,411
Non-financial public sector		15,551,456	13,319,016
Financial sector		82,301	45,382
Non-financial private sector and foreign residents		325,664,565	321,448,013
Liabilities at fair value through profit or loss	4 and 7.11	4,002,463	2,383,161
Other financial liabilities	4 and 7.12	15,221,894	27,601,653
Financing received from the Argentine Central Bank and other financial institutions	4 and 11.3	4,367,699	7,257,313
Unsubordinated debt securities	4 and 11.5	539,658	1,229,457
Provisions	7.14	1,010,808	1,060,495
Deferred income tax liabilities		122,789	71,657
Other non-financial liabilities	7.15	18,181,124	18,854,158
TOTAL LIABILITIES		384,744,757	393,270,305

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		50,558,787	50,558,787
Capital Adjustments		5,544,332	5,544,332
Reserve		5,383,032	5,380,509
Retained earnings		(1,394,528)	(395,860)
Other comprehensive income		1,274,628	1,405,123
Net income for the period / year		(377,572)	(998,668)
Shareholders' Equity attributable to owners of the parent company		61,445,401	61,950,945
Shareholders' Equity attributable to non-controlling interests		49,127	49,597
TOTAL SHAREHOLDERS' EQUITY		61,494,528	62,000,542
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		446,239,285	455,270,847

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

		03/31/2022	03/31/2021
Interest income	7.16	30,442,673	28,601,121
Interest expenses	7.17	(18,233,231)	(16,021,508)
Net interest income		12,209,442	12,579,613
Service fee income	7.19	4,828,917	4,733,749
Service fee expenses	7.20	(1,733,800)	(1,449,861)
Income from insurance activities	9	703,673	674,912
Net Service Fee Income		3,798,790	3,958,800
Subtotal		16,008,232	16,538,413
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	3,295,664	2,931,349
Result from assets withdrawals rated at amortized cost		122,190	133,153
Exchange rate difference on gold and foreign currency		469,943	239,877
Subtotal		3,887,797	3,304,379
Other operating income	7.21	1,445,657	1,491,721
Result from exposure to changes in the purchasing power of the currency		(3,117,369)	(2,772,108)
Loan loss provisions		(1,977,660)	(2,129,308)
Net operating income		16,246,657	16,433,097
Personnel expenses	7.22	8,090,416	8,012,342
Administration expenses	7.23	3,923,890	3,933,144
Depreciations and impairment of non-financial assets	7.24	1,354,606	1,202,304
Other operating expenses	7.25	3,313,336	3,038,189
Operating income		(435,591)	247,118
(Loss) / Income before taxes from continuing operations		(435,591)	247,118
Income tax		(57,646)	(46,656)
Net (loss) / income for the period		(377,945)	293,774
Net income for the period attributable to owners of the parent company		(377,572)	293,591
Net income for the period attributable to non-controlling interests		(373)	183

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
NUMERATOR
Net (loss) / income for the period attributable to owners of the parent company	(377,572)	293,591
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net (loss) / income attributable to owners of the parent company adjusted by dilution	(377,572)	293,591

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722

Basic Income per share	(0.83)	0.64
Diluted Income per share	(0.83)	0.64

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
Net (loss) / income for the period	(377,945)	293,774
Components of Other Comprehensive Income not to be reclassified to profit or loss	-	-
Revaluations of the year of property, plant and equipment and intangibles	-	-
Revaluations of property, plant and equipment and intangibles	-	-
Income tax
Net income from equity instrument at fair value through changes in other comprehensive income	1,758	(1,333)
Income for the period from equity instrument at fair value through other comprehensive income	2,705	(1,905)
Income tax	(947)	572
Total Other Comprehensive Income not to be reclassified to profit or loss	1,758	(1,333)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	8,724	-
Foreign currency translation differences for the period	8,724	-
(Loss)/ Income from financial instrument at fair value through changes in other comprehensive income	(141,105)	(779,883)
Loss for the year from financial instrument at fair value through other comprehensive income	(215,519)	(1,114,685)
Income tax	74,414	334,802
Total Other Comprehensive Income to be reclassified to profit or loss	(132,381)	(779,883)
Total Other Comprehensive Income	(130,623)	(781,216)
Other comprehensive income attributable to owners of the parent company	(130,495)	(780,506)
Other comprehensive income attributable to non-controlling interests	(128)	(710)
Total Comprehensive (Loss) / Income	(508,568)	(487,442)
Total comprehensive (loss) / income attributable to owners of the parent company	(508,067)	(486,915)
Total comprehensive (loss) / income attributable to non-controlling interests	(501)	(527)

TThe accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	5,544,332	50,558,787	617,296	4,763,213	(1,394,528)	948,641	470	456,012	61,950,945	49,597	62,000,542
Changes in the participation of subsidiaries that do not give rise to loss of control	-	-	-	-	2,523	-	-	-	-	2,523	31	2,554
Net loss for the period	-	-	-	-	-	(377,572)	-	-	-	(377,572)	(373)	(377,945)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	8,724	(139,219)	(130,495)	(128)	(130,623)
Balance at March 31, 2022	456,722	5,544,332	50,558,787	617,296	4,765,736	(1,772,100)	948,641	9,194	316,793	61,445,401	49,127	61,494,528

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the financial years ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	5,544,332	50,558,787	-	-	5,582,068	1,036,463	485,823	63,664,195	50,873	63,715,068
Net Income for the period	-	-	-	-	-	293,591	-	-	293,591	183	293,774
Other comprehensive income for the period	-	-	-	-	-	-	-	(780,506)	(780,506)	(710)	(781,216)
Balance at March 31, 2021	456,722	5,544,332	50,558,787	-	-	5,875,659	1,036,463	(294,683)	63,177,280	50,346	63,227,626

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) / income for the period before Income Tax	(435,591)	247,118

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	1,354,606	1,202,304
Loan loss provisions	1,977,660	2,129,308
Other adjustments
-Exchange rate difference on gold and foreign currency	(469,943)	(239,877)
- Interests from loans and other financing	(30,442,673)	(28,601,121)
- Interests from deposits and financing received	18,233,231	16,021,508
-Net income from financial instruments at fair value through profit or loss	(3,295,664)	(2,931,349)
-Result from derecognition of financial assets measured at amortized cost	(122,190)	(133,153)
-Result from exposure to changes in the purchasing power of the currency	3,117,369	2,772,108
-Interest on liabilities for financial leases	91,607	89,866
-Allowances reversed	(766,715)	(776,865)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	2,729,913	5,514,305
Derivatives	100,904	(746,770)
Reverse Repo transactions	43,308,809	(15,217,533)
Loans and other financing
To the non-financial public sector	(46,800)	(147,849)
To the other financial entities	1,072	12,441
To the non-financial sector and foreign residents	48,189,897	41,533,646
Other debt securities	(68,194,058)	(19,589,856)
Financial assets pledged as collateral	(250,955)	(2,164,606)
Investments in equity instruments	-	(4,543)
Other assets (*)	4,552,026	(2,666,962)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	2,232,440	7,532,536
Financial sector	36,919	(63,694)
Private non-financial sector and foreign residents	(14,016,679)	(3,476,355)
Liabilities at fair value through profit or loss	1,619,302	(1,702,483)
Derivatives	-	(3,495)
Repo transactions	-	-
Other liabilities (*)	(12,965,560)	4,483,551
Income Tax paid	15,221	(268,736)

Net cash (used in) / provided by operating activities (A)	(3,445,852)	2,803,444

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(607,348)	(486,093)
Purchase of liability or equity instruments issued by other entities	-	(6,589)
Purchase of subsidiaries

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	-	23,159
Purchase of liability or equity instruments issued by other entities	47,224	-

Net cash used in investing activities (B)	(560,124)	(469,523)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the participation of subsidiaries that do not give rise to loss of control	2,554	-
Interest on finance lease liabilities	(434,088)	(2,119,011)
Unsubordinated debt securities	(723,418)	(2,253,557)
Financing received from Argentine Financial Institutions	(34,741,075)	(1,659,046)
Subordinated debt securities	-	(31,175)
Collections:
UnSubordinated debt securities	33,619	440,115
Financing received from Argentine Financial Institutions	31,851,461	1,104,914

Net cash used in financing activities (C)	(4,010,947)	(4,517,760)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	15,216,865	5,414,927

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	7,199,942	3,231,088
Cash and cash equivalents at the beginning of the period (NOTE 1.8)	51,916,190	69,144,359
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(17,116,658)	(7,199,525)
Cash and cash equivalents at the end of the period (NOTE 1.8)	41,999,474	65,175,922

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" 205,561 and 128,424 corresponding to non-monetary transactions were eliminated

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática  S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., Futuros del Sur S.A., Easy Cambio S.A. and IOL Holding S.A..

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on May 16, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

If IFRS 9 has been applied on debt debt instruments of the Non-Financial Public Sector, a net reduction of income tax of 4 million and  56 million would have been recorded in the Group's equity as of March 31, 2022 and December 31, 2021, respectively.

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

If the impairment model provided for in point 5.5 of IFRS 9 was applied, a net reduction in income tax of approximately 1,923 million and 2,104 million would have been recorded in the Group's equity as of March 31, 2022 and December 31, 2021, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.4.

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  December 31, 2021.

1.1.3Comparative information

The balances for the year ended December 31, 2021 and for the three-month period ended March 31, 2021 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of March 31, 2022.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2021 and December 31, 2021 in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2022:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The Board has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the Board added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The Board has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(b)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of March 31, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2021.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	March 31, 2022			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	32,413,132	743,280	205,602	33,362,014
Documents	19,396,224	291,148	116,584	19,803,956
Mortgage loans	15,526,403	1,821,671	486,946	17,835,020
Pledge loans	3,657,383	565,708	338,942	4,562,033
Personal loans	26,841,972	4,328,371	2,144,081	33,314,424
Individuals and Business	22,022,391	3,808,012	653,896	26,484,299
Consumer finance	4,819,581	520,359	1,490,185	6,830,125
Credit cards	74,755,798	5,421,801	1,670,252	81,847,851
Individuals and Business	64,443,748	4,929,031	524,118	69,896,897
Consumer finance	10,312,050	492,770	1,146,134	11,950,954
Financial Lease	5,981,760	838,097	49,931	6,869,788
Others	27,380,098	2,639,998	2,573,942	32,594,038
Total	205,952,770	16,650,074	7,586,280	230,189,124

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;
●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2021	1,513,379	2,398,487	4,934,850	8,846,716
Transfers:	-	-	-	-
From Stage 1 to Etapa 2	(93,650)	584,541	-	490,891
From Stage 1 to Etapa 3	(19,705)	-	269,786	250,081
From Stage 2 to Etapa 3	2,656	(237,384)	589,108	354,380
From Stage 2 to Etapa 1	32,511	(185,638)	101,323	(51,804)
From Stage 3 to Etapa 2	3,369	13,137	(105,476)	(88,970)
From Stage 3 to Etapa 1	(2,102)	770	(88,825)	(90,157)
Net changes	41,028	(225,537)	(512,972)	(697,481)
Withdrawn financial assets	(202,029)	(216,790)	(1,042,984)	(1,461,803)
Exchange Differences and Others	9,411	9,705	63,008	82,124
Allowances for loan losses as of 03/31/2022	1,284,868	2,141,291	4,207,818	7,633,977

* IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	165,745,692	14,260,238	8,961,354	188,967,284
Transfers:	-	-	-	-
From Stage 1 to Etapa 2	(5,141,009)	5,141,009	-	-
From Stage 1 to Etapa 3	(438,568)	-	438,568	-
From Stage 2 to Etapa 3	138,268	(814,034)	675,766	-
From Stage 2 to Etapa 1	2,354,172	(2,684,368)	330,196	-
From Stage 3 to Etapa 2	62,044	110,558	(172,602)	-
From Stage 3 to Etapa 1	213,169	12,971	(226,140)	-
Net changes	(16,509,661)	(1,619,945)	(1,475,783)	(19,605,389)
Withdrawn financial assets	(202,029)	(216,790)	(1,042,984)	(1,461,803)
Exchange Differences and Others	782,265	61,844	97,904	942,013
Assets Before Allowances as of 03/31/2022	147,004,343	14,251,483	7,586,279	168,842,105

	Assets Before Allowances			Total as of March 31, 2022
	Stage 1	Stage 2	Stage 3
Promissory notes	32,413,132	743,280	205,602	33,362,014
Unsecured corporate loans	11,995,408	470,117	1,175,527	13,641,052
Overdrafts	6,225,365	103,495	116,584	6,445,444
Mortgage loans	15,526,403	1,821,671	486,946	17,835,020
Automobile and other secured loans	3,657,383	565,708	338,942	4,562,033
Personal loans	26,841,972	4,328,371	2,144,081	33,314,424
Credit card loans	29,246,523	3,224,497	1,670,252	34,141,272
Foreign Trade Loans	10,588,475	1,904,318	1,220,742	13,713,535
Other financings	4,397,415	190,744	73,358	4,661,517

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Assets Before Allowances			Total as of March 31, 2022
	Other receivables from financial transactions	130,506	61,185		104,315	296,006
Receivables from financial leases	5,981,760	838,097	49,931	6,869,788
Subtotal	147,004,342	14,251,483	7,586,280	168,842,105
Allowances for loan losses	(1,284,868)	(2,141,291)	(4,207,818)	(7,633,977)
Total	145,719,474	12,110,192	3,378,462	161,208,128

1.3.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Note 11.4 details the financial trusts in which the entity is trustor as of March 31, 2022.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

●	The purpose and design of the trust
●	Identification of relevant activities
●	Decision-making process on these activities
●	If the rights that the Group owns allow it to direct the relevant activities of the trust
●	If the Group is exposed, or is entitled to the variable results from its participation in said trust
●	If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of  March 31, 2022:

03/31/2022
Assets
Loans	386,434
Financial assets	69,130
Other assets	15,792
Total Assets	471,356
Liabilities
Financial liabilities	1,069,728
Other liabilities	42,931
Total Liabilities	1,112,659

1.4.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress (2)	Principal Activity	Percentage of Participation
				03/31/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	67.61%	99.97%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	99.90%	-	99.90%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 03/31/22 and 12/31/21

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial isntruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Bank´s clients receive the following services:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•     Personal and Business Banking Segment:

-Small companies, individuals and companies that record anual sales of up to 100,000

-“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•    Corporate Baking Segment:

-Megras that record anual sales over 700,000 up to 2,500,000

-Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients. Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of InvertirOnline.Com Argentina S.A.U.,InvertirOnline S.A.U., IOL Holding S.A, Supervielle Asset Management S.A., Dólar IOL S.A.U. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of  March 31, 2022 and 2021, and December 31, 2021 respectively:

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2022
Interest income	8,989,448	5,473,997	14,315,991	2,270,810	475	1,788	(609,836)	30,442,673
Interest expenses	(5,341,096)	(918,140)	(11,321,078)	(1,331,955)	-	-	679,038	(18,233,231)
Distribution of results by Treasury	2,327,389	(3,137,459)	810,070	-	-	-	-	-
Net interest income	5,975,741	1,418,398	3,804,983	938,855	475	1,788	69,202	12,209,442
Services Fee Income	3,131,485	336,806	24,734	765,132	-	670,157	(99,397)	4,828,917
Services Fee Expenses	(1,193,271)	(95,174)	(77,662)	(395,703)	-	(40,383)	68,393	(1,733,800)
Income from insurance activities	-	-	-	-	621,833	-	81,840	703,673
Net Service Fee Income	1,938,214	241,632	(52,928)	369,429	621,833	629,774	50,836	3,798,790
Subtotal	7,913,955	1,660,030	3,752,055	1,308,284	622,308	631,562	120,038	16,008,232
Net income from financial instruments at fair value through profit or loss	-	322,267	2,271,262	208,756	213,750	223,366	56,263	3,295,664
Income from withdrawal of assets rated at amortized cost	-	-	124,698	-	-	-	(2,508)	122,190
Exchange rate difference on gold and foreign currency	109,973	23,405	286,288	(1,881)	-	11,508	40,650	469,943

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2022
NIFFI And Exchange Rate Differences	109,973	345,672	2,682,248	206,875	213,750	234,874	94,405	3,887,797
Result from exposure to changes in the purchasing power of the currency	(674,877)	(229,604)	(1,191,127)	(265,460)	(269,799)	(176,423)	(310,079)	(3,117,369)
Other operating income	998,153	368,153	(18,792)	165,710	4,426	20,136	(92,129)	1,445,657
Loan loss provisions	(1,453,027)	52,087	170,447	(747,167)	-	-	-	(1,977,660)
Net operating income	6,894,177	2,196,338	5,394,831	668,242	570,685	710,149	(187,765)	16,246,657
Personnel expenses	(5,234,806)	(839,381)	(512,527)	(1,025,368)	(160,708)	(311,632)	(5,994)	(8,090,416)
Administration expenses	(2,567,669)	(281,830)	(248,796)	(629,318)	(136,270)	(145,047)	85,040	(3,923,890)
Depreciations and impairment of non-financial assets	(752,620)	(277,028)	(215,442)	(55,914)	(15,915)	(10,687)	(27,000)	(1,354,606)
Other operating expenses	(1,795,328)	(689,892)	(454,942)	(299,228)	(5,165)	(60,747)	(8,034)	(3,313,336)
Operating income	(3,456,246)	108,207	3,963,124	(1,341,586)	252,627	182,036	(143,753)	(435,591)
Result from associates and joint ventures	-	-	-	(11,530)	-	-	11,530	-
Result before taxes	(3,456,246)	108,207	3,963,124	(1,353,116)	252,627	182,036	(132,223)	(435,591)
Income tax	1,324,517	9,907	(1,160,754)	166,526	(145,769)	(110,865)	(25,916)	57,646
Net (loss) / income	(2,131,729)	118,114	2,802,370	(1,186,590)	106,858	71,171	(158,139)	(377,945)
Net (loss) / income for the period attributable to owners of the parent company	(2,131,729)	118,114	2,802,370	(1,186,590)	106,858	71,171	(157,766)	(377,572)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(373)	(373)
Other comprehensive (loss) / income	4,049	1,685	(130,850)	-	-	8,724	(14,231)	(130,623)
Other comprehensive (loss) / income attributable to owners of the parent company	4,049	1,685	(130,850)	-	-	8,724	(14,103)	(130,495)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(128)	(128)
Comprehensive (loss) / income for the year	(2,127,680)	119,799	2,671,520	(1,186,590)	106,858	79,895	(172,370)	(508,568)
Comprehensive (loss) / income attributable to owners of the parent company	(2,127,680)	119,799	2,671,520	(1,186,590)	106,858	79,895	(171,869)	(508,067)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(501)	(501)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2022
Cash and due from banks	10,558,049	490,882	17,501,147	372,571	3,388	259,549	245,292	29,430,878
Debt securities at fair value through profit or loss	-	2,831,679	19,313,525	2,403,649	-	1,708	-	24,550,561
Loans and other financing	84,480,137	57,060,356	9,697,071	14,091,559	1,101,073	127,416	(5,349,484)	161,208,128
Other Assets	6,243,652	2,373,426	185,330,655	6,245,285	2,483,207	1,739,374	26,634,119	231,049,718
Total Assets	101,281,838	62,756,343	231,842,398	23,113,064	3,587,668	2,128,047	21,529,927	446,239,285

Liabilities by segments
Deposits	155,503,313	34,719,885	144,063,327	7,502,686	-	57,537	(548,426)	341,298,322
Financing received from the Argentine Central Bank and others financial institutions	20,080	147	3,847,465	5,133,271	-	-	(4,633,264)	4,367,699
Unsubordinated debt securities	8,173	3,401	528,084	-	-	-	-	539,658
Other liabilities	13,034,353	2,794,239	7,244,787	4,656,279	2,116,620	765,240	7,927,560	38,539,078
Total Liabilities	168,565,919	37,517,672	155,683,663	17,292,236	2,116,620	822,777	2,745,870	384,744,757

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2021
Interest income	9,262,692	5,649,374	11,636,037	2,321,545	29	2,489	(271,045)	28,601,121
Interest expenses	(4,454,313)	(820,539)	(10,214,074)	(909,775)	-	-	377,193	(16,021,508)
Distribution of results by Treasury	1,314,938	(2,600,149)	1,285,211	-	-	-	-	-
Net interest income	6,123,317	2,228,686	2,707,174	1,411,770	29	2,489	106,148	12,579,613
Services Fee Income	2,903,030	235,049	19,688	861,321	-	822,824	(108,163)	4,733,749
Services Fee Expenses	(993,470)	(108,751)	(53,319)	(246,531)	-	(50,749)	2,959	(1,449,861)
Income from insurance activities	-	-	-	-	586,612	-	88,300	674,912
Net Service Fee Income	1,909,560	126,298	(33,631)	614,790	586,612	772,075	(16,904)	3,958,800
Subtotal	8,032,877	2,354,984	2,673,543	2,026,560	586,641	774,564	89,244	16,538,413

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 03.31.2021
Net income from financial instruments at fair value through profit or loss	-	-	2,578,454	92,447	147,981	98,690	13,777	2,931,349
Income from withdrawal of assets rated at amortized cost	-	-	133,153	-	-	-	-	133,153
Exchange rate difference on gold and foreign currency	82,360	22,965	74,788	15,352	192	53,873	(9,653)	239,877
NIFFI And Exchange Rate Differences	82,360	22,965	2,786,395	107,799	148,173	152,563	4,124	3,304,379
Result from exposure to changes in the purchasing power of the currency	(61,422)	(503,838)	(1,221,541)	(395,541)	(198,985)	(180,392)	(210,389)	(2,772,108)
Other operating income	913,369	709,714	(343,761)	186,227	4,863	20,997	312	1,491,721
Loan loss provisions	(1,586,611)	(58,460)	19,830	(504,067)	-	-	-	(2,129,308)
Net operating income	7,380,573	2,525,365	3,914,466	1,420,978	540,692	767,732	(116,709)	16,433,097
Personnel expenses	(5,805,511)	(562,398)	(390,020)	(819,569)	(155,851)	(257,399)	(21,594)	(8,012,342)
Administration expenses	(2,835,483)	(200,306)	(197,316)	(495,541)	(95,477)	(192,895)	83,874	(3,933,144)
Depreciations and impairment of non-financial assets	(940,335)	(91,822)	(59,334)	(63,350)	(12,182)	(8,066)	(27,215)	(1,202,304)
Other operating expenses	(1,271,570)	(546,783)	(822,138)	(327,819)	(3,349)	(60,496)	(6,034)	(3,038,189)
Operating income	(3,472,326)	1,124,056	2,445,658	(285,301)	273,833	248,876	(87,678)	247,118
Result from associates and joint ventures	-	-	-	10,066	-	-	(10,066)	-
Result before taxes from continuing operations	(3,472,326)	1,124,056	2,445,658	(275,235)	273,833	248,876	(97,744)	247,118
Income tax	1,107,005	(60,042)	(706,833)	(111,410)	(80,918)	(82,368)	(18,778)	46,656
Net (loss) / income	(2,365,321)	1,064,014	1,738,825	(386,645)	192,915	166,508	(116,522)	293,774
Net (loss) / income for the period attributable to owners of the parent company	(2,365,321)	1,064,014	1,738,825	(386,645)	192,915	166,508	(116,705)	293,591
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	183	183
Other comprehensive (loss) / income	-	-	(693,191)	-	-	-	(88,025)	(781,216)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(693,191)	-	-	-	(87,315)	(780,506)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(710)	(710)
Comprehensive (loss) / income for the year	(2,365,321)	1,064,014	1,045,634	(386,645)	192,915	166,508	(204,547)	(487,442)
Comprehensive (loss) / income attributable to owners of the parent company	(2,365,321)	1,064,014	1,045,634	(386,645)	192,915	166,508	(204,020)	(486,915)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(527)	(527)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021

Cash and due from banks	14,057,364	640,881	21,731,833	849,755	4,898	304,133	219,812	37,808,676
Debt securities at fair value through profit or loss	-	-	25,139,060	944,726	-	2,653	-	26,086,439
Loans and other financing	88,580,042	72,150,652	8,878,719	15,813,934	1,003,243	118,029	(6,424,050)	180,120,569
Other Assets	7,671,717	4,001,263	162,565,917	5,227,921	2,704,333	1,693,942	27,390,070	211,255,163
Total Assets	110,309,123	76,792,796	218,315,529	22,836,336	3,712,474	2,118,757	21,185,832	455,270,847

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2020
Deposits	160,964,140	36,066,802	130,598,112	7,803,478	-	87,951	(708,072)	334,812,411
Financing received from the Argentine Central Bank and others financial institutions	17,813	-	6,803,333	6,158,125	-	-	(5,721,958)	7,257,313
Unsubordinated debt securities	15,662	9,705	1,204,087	-	-	-	3	1,229,457
Other liabilities	16,504,367	4,999,170	12,348,617	4,252,926	1,848,283	830,112	9,187,649	49,971,124
Total Liabilities	177,501,982	41,075,677	150,954,149	18,214,529	1,848,283	918,063	2,757,622	393,270,305

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of  March 31, 2022 and December 31, 2021:

Instrument portfolio as of 03/31/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	24,237,744	312,817	-
- Derivatives	156,606	-	-
- Other financial assets	9,025,581	-	-
- Other debt securities	10,211,326	138,927,057	-
- Financial assets pledged as collateral	9,709,035	-	-
- Investments in Equity Instruments	132,315	-	127,210
Total Assets	53,472,607	139,239,874	127,210
Liabilities
- Liabilities at fair value through profit or loss	4,002,463	-	-
- Other financial liabilities	13,931,943	-	-
Total Liabilities	17,934,406	-	-

Instrument portfolio as of 12/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	25,724,861	361,578	-
- Derivatives	257,510	-	-
- Other financial assets	14,367,812	-	-
- Other debt securities	15,559,253	66,494,655	-
- Financial assets pledged as collateral	9,384,403	-	-
- Investments in Equity Instruments	182,245	-	124,504
Total Assets	65,476,084	66,856,233	124,504
Liabilities
- Liabilities at fair value through profit or loss	2,383,161	-	-
- Other financial liabilities	26,708,601	-	-
Total Liabilities	29,091,762	-	-

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2021	Transfers	Additions	Disposals	P/L	03/31/2022
Assets
- Debt securities at fair value through profit or loss	124.504	-		-	2.706	127.210

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of March 31, 2022, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31, 2022 and December 31, 2021  :

Other Financial Instruments as of 03/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	29,430,878	29,430,878	29,430,878	-	-
-Other financial assets	1,550,781	1,550,781	1,550,781	-
-Loans and other financing	161,208,128	173,453,621	-	-	173,453,621
- Repo transactions	6,426,562	6,426,562	6,426,562
- Other Debt Securities	10,753,961	10,753,961	10,753,961	-	-
-Financial assets in as guarantee	454,195	454,195	454,195	-	-
	209,824,505	222,069,998	48,616,377	-	173,453,621
Financial Liabilities
-Deposits	341,298,322	348,034,146	-	-	348,034,146
- Other financial liabilities	1,289,951	1,289,951	1,289,951	-	-
-Financing received from the BCRA and other financial institutions	4,367,699	3,833,186	-	-	3,833,186
- Unsubordinated debt securities	539,658	539,658	539,658	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 03/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
	347,495,630	353,696,941	1,829,609	-	351,867,332

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	37,808,676	37,808,677	37,808,677	-	-
-Other financial assets	1,757,516	1,757,517	1,757,517	-	-
-Loans and other financing	180,120,569	198,777,224	-	-	198,777,224
- Repo transactions	49,735,371	49,735,371	49,735,371		-
- Other Debt Securities	9,644,378	9,644,378	9,644,378	-	-
-Financial assets pledged as collateral	527,872	527,872	527,872	-	-
	279,594,382	298,251,039	99,473,815	-	198,777,224
Financial Liabilities
-Deposits	334,812,411	336,418,611	-	-	336,418,611
-Other financial liabilities	893,052	893,052	893,052	-	-
-Finances received from the BCRA and other financial institutions	7,257,313	7,683,643	-	-	7,683,643
- Unsubordinated debt securities	1,229,457	1,229,457	1,229,457	-	-
	344,192,233	346,224,763	2,122,509	-	344,102,254

5.	CASH AND DUE FROM BANKS

The composition of the cash on each of the indicated dates is detailed below:

Item	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and due from banks	29,430,878	37,808,676	51,358,825	64,253,447
Debt securities at fair value through profit or loss	10,056,815	12,075,597	12,232,878	3,273,747
Money Market Funds	2,511,781	2,031,917	1,584,219	1,617,165
Cash and cash equivalents	41,999,474	51,916,190	65,175,922	69,144,359

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	29,430,878	37,808,676	51,358,825	64,253,447
As per the Statement of Cash Flows	29,430,878	37,808,676	51,358,825	64,253,447
Debt securities at fair value through profit or loss
As per Statement of Financial Position	24,550,561	26,086,439	22,688,636	17,295,326
Securities not considered as cash equivalents	(14,493,746)	(14,010,842)	(10,455,758)	(14,021,579)
As per the Statement of Cash Flows	10,056,815	12,075,597	12,232,878	3,273,747
Money Market Funds
As per Statement of Financial Position – Other financial assets	10,576,362	16,125,328	9,169,071	7,506,056
Other financial assets not considered as cash	(8,064,581)	(14,093,411)	(7,584,852)	(5,888,891)
As per the Statement of Cash Flow	2,511,781	2,031,917	1,584,219	1,617,165

Reconciliation of financing activities at Marchr 31, 2022 is as follows:

Items	Balances at 12/31/2021	Cash Flows		Other non-cash movements	Balances at 03/31/2022
		Collections	Payments
Unsubordinated debt securities	1,229,457	33,619	(723,418)	-	539,658
Financing received from the Argentine Central Bank and other financial institutions	7,257,313	31,851,461	(34,741,075)	-	4,367,699

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Balances at 12/31/2021	Cash Flows		Other non-cash movements	Balances at 03/31/2022
		Collections	Payments
Lease Liabilities	1,576,534	-	(434,088)	269,009	1,411,455
Total	10,063,304	31,885,080	(35,898,581)	269,009	6,318,812

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of March 31, 2022 and December 31, 2021  amounts to the 35,12%.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

7.1 Debt securities at fair value through profit or loss	03/31/2022	12/31/2021
Goverment securities	19,018,886	22,134,713
Corporate securities	3,160,354	3,515,334
Securities issued by the Argentine Central Bank	2,371,321	436,392
	24,550,561	26,086,439
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	142,650	248,959
Debtor balances related to forward operations in foreign currency	13,956	8,551
	156,606	257,510

7.3 Repo Trasactions
Financial debtors from cash sales to be settled and active repos	-	9,111
Financial debtors for active repos of government securities	50,436	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	6,370,891	49,559,665
Accrued interest receivable for active repos	5,235	166,595
	6,426,562	49,735,371

7.4 Other financial assets
Participation Certificates in Financial Trusts	99,617	99,842
Investments in Asset Management and Other Services	2,992,979	2,395,333
Other investments	494,408	602,306
Receivable from spot sales peading settlament	5,362,582	11,446,913

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Several debtors	1,316,272	773,827
Miscellaneous debtors for credit card operations	262,977	749,037
Miscellaneous debtors for collections	47,527	58,070
	10,576,362	16,125,328
7.5 Loans and other financing
To the non-financial public sector	73,192	26,392
To the financial sector	88,115	89,179
Overdrafts	6,337,612	5,918,927
Promisory notes	42,172,427	54,145,762
Mortgage loans	17,610,543	18,151,928
Automobile and other secured loans	4,407,940	4,416,719
Personal loans	31,877,412	34,827,610
Credit cards loans	33,528,016	35,111,602
Foreign trade Loans	10,947,534	12,595,454
Receivables from financial leases	6,551,571	6,960,490
Others	7,613,766	7,876,506
	161,208,128	180,120,569

7.6 Other debt securities
Debt securities	244,346	255,844
Goverment securities	20,963,578	25,210,308
Securities issued by the Argentine Central Bank	138,684,372	66,232,030
Others	48	104
	159,892,344	91,698,286
7.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	6,969,222	7,562,596
Deposits in guarantee	3,194,008	2,349,679
	10,163,230	9,912,275
7.8 Other non-financial assets
Other Miscellaneous assets	2,066,098	1,455,827
Loans to employees	289,219	269,271
Payments in advance	1,190,384	917,352
Works of art and collector's pieces	56,664	56,664
Retirement insurance	82,888	80,864
Other non-financial assets	93,041	76,380
	3,778,294	2,856,358

7.9 Inventories
Electronics	144,469	161,837
Home and Health care	1,729	-
Obsolescence Reserve	(2,695)	(3,083)
	143,503	158,754

7.10 Deposits
Non-financial sector	15,551,456	13,319,016
Financial sector	82,301	45,382
Current accounts	31,212,912	36,662,437
Savings accounts	161,664,696	182,137,581
Non-financial sector	128,248,517	97,622,631
	4,538,440	5,025,364
	341,298,322	334,812,411
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	2,576,900	1,583,543
Liabilities for transactions in foreign currency	1,425,563	799,618
	4,002,463	2,383,161

7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	3,280,751	14,918,151
Collections and other operations on behalf of third parties	9,394,461	10,439,027

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fees accrued to pay	7,926	7,928
Financial guarantee contracts	62,126	16,482
Liabilities associated with the transfer of financial assets not derecognised	1,414,965	640,189
Lease liability	1,059,857	1,576,534
Others	1,808	3,342
	15,221,894	27,601,653
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	1,845,539	1,202,403
Financing received from international institutions	2,522,160	6,054,910
	4,367,699	7,257,313
7.14 Provisions
Provisions for unutilized balances	668,558	749,958
Eventual commitments	282,478	241,265
Other contingencies	59,772	69,272
	1,010,808	1,060,495
7.15 Other non-financial liabilities
Payroll and social securities	5,987,400	7,259,374
Sundry creditors	6,251,774	6,825,507
Tax payable	4,238,180	4,015,911
Planned payment orders pending settlement	906,165	468,273
Revenue from contracts with customers (1)	213,033	213,255
Contribution to the deposit guarantee fund	43,117	46,313
Others non- financial liabilities	541,455	25,525
	18,181,124	18,854,158

	03/31/2022	03/31/2021
7.16 Interest income
Interest on overdrafts	887,849	665,284
Interest on promissory notes	3,401,318	3,071,357
Interest on personal loans	5,007,810	5,757,799
Interest on promissory notes	1,805,878	2,321,432
Interest on credit card loans	1,990,513	1,877,172
Interest on mortgage loans	2,102,122	2,204,257
Interest on automobile and other secured loan	631,218	409,386
Interest on foreign trade loans and USD loans	236,981	471,416
Interest on financial leases	566,419	336,202
Interest on public and private securities measured at amortized cost	11,855,265	6,663,344
Others	1,957,300	4,823,472
	30,442,673	28,601,121
7.17 Interest expenses
Interest on current accounts deposits	6,635,962	5,165,974
Interest on time deposits	11,210,342	10,335,996
Interest on other liabilities from financial transactions	284,586	458,098
Interest on financing from the financial sector	59,922	8,538
Others	42,419	52,902
	18,233,231	16,021,508
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	3,008,815	1,544,219
Income from securities issued by the Argentine Central Bank	208,757	91,932
Derivatives	78,092	1,295,198
	3,295,664	2,931,349
7.19 Service fee income
Commissions from deposit accounts	1,975,013	1,684,916
Commissions from credit and debit cards	1,468,491	1,492,676
Commissions from loans operations	60,381	30,120
Commissions from miscellaneous operations	1,300,120	1,494,583

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
Others	24,912	31,454
	4,828,917	4,733,749
7.20 Service fee expenses
Commissions paid	1,675,768	1,387,342
Export and foreign currency operations	58,032	62,519
	1,733,800	1,449,861
7.21 Other operating incomes
Loans recovered and allowances reversed	766,715	776,865
Rental from safety boxes	115,521	108,952
Commissions from trust services	1,846	10,861
Adjust other credits	52,932	56,509
Sales of property. plant and equipment	5,706	2,358
Default interests	86,459	38,109
Others	416,478	498,067
	1,445,657	1,491,721
7.22 Personnel expenses
Payroll and social securities	7,417,382	6,813,798
Personnel expenses	673,034	1,198,544
	8,090,416	8,012,342
7.23 Administration expenses
Directors´ and statutory auditors´fees	96,905	99,576
Other fees	1,156,448	1,060,572
Advertising and publicity	255,674	236,485
Taxes	898,956	910,844
Maintenance. security and services	985,893	1,065,081
Rent	14,059	27,211
Others	515,955	533,375
	3,923,890	3,933,144
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	254,059	245,561
Depreciation of miscellaneous assets	101,514	92,842
Amortization of intangible assets (Schedule G)	707,440	528,516
Depreciation of rent asstes by right of use (Schedule F)	291,593	335,385
	1,354,606	1,202,304
7.25 Other operating expenses
Promotions related with credit cards	330,025	199,896
Turnover tax	2,263,883	2,287,912
Result by initial recognition of loans	22,481	53,431
Charges paid to National Social Security Administration (ANSES)	46,517	32,121
Balance adjustments loans and credit cards	51,352	30,516
Operationaal losses	43,016	17,767
Interests for leases liabilities	91,607	89,866
Coverage services	3,399	5,982
Contributions made to deposit insurance fund	138,997	135,867
Charge for credit loss of others credits and for other provisions	206,849	67,459
Others	115,210	117,372
	3,313,336	3,038,189

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

8.	DIVIDENDS

The Annual Ordinary Shareholders' Meeting held on April 27, 2022 approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for $293,080,487.62.

9.	INSURANCE

Income from insurances activities

The composition of the item “Result for insurance activities” as of March 31, 2022 and 2021  is as follows:

Items	03/31/2022	12/31/2021
Accrued premiums	1,036,403	1,020,014
Accrued claims	(186,697)	(179,652)
Production expenses	(146,033)	(165,450)
Total	703,673	674,912

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of March 31, 2022 and December 31, 2021, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	03/31/2022	12/31/2021	03/31/2022	12/31/2021	03/31/2022	12/31/2021
Premier Renta CP en Pesos	48,960,170	58,475,259	48,878,058	58,391,621	10,477,450,567	11,713,447,317
Premier Renta Plus en Pesos	383,837	345,809	355,721	343,746	17,276,418	15,706,691
Premier Renta Fija Ahorro	12,413,286	10,700,300	12,276,243	10,630,607	2,252,714,353	2,136,780,683
Premier Renta Fija Crecimiento	136,360	132,579	135,842	132,211	4,965,020	4,571,392
Premier Renta Variable	334,710	475,677	333,352	471,964	7,056,252	8,944,577
Premier Abierto Pymes	1,255,720	1,208,793	1,239,094	1,206,276	109,298,854	99,988,028
Premier Commodities	636,113	347,188	462,483	261,601	24,513,209	15,200,277
Premier Capital	5,239,822	1,669,075	4,907,543	1,649,400	543,900,483	180,998,028
Premier Inversión	1,621,983	1,527,777	1,621,088	1,527,033	2,191,470,858	1,965,594,347
Premier Balanceado	1,001,783	1,396,559	1,000,778	1,395,468	126,951,442	169,137,724
Premier Renta Mixta	2,805,626	4,270,407	2,783,232	3,808,035	669,560,230	850,150,799
Premier Renta Mixta en Dólares	136,836	156,590	135,837	155,636	2,092,863	2,122,092
Premier Performance Dólares	549,232	605,730	547,234	601,317	6,693,936	6,455,272
Premier Global USD	276,891	308,411	274,671	307,814	2,382,759	2,430,000

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. RESTRICTED ASSETS

The Group has assets whose availability is restricted, according to the following detail:

Detail	03/31/2022	12/31/2021
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	6,974,309	7,562,596
	6,974,309	7,562,596

Miscellaneous Receivables
Guarantee deposits for currency forward transactions	2,416,875	1,516,096
Guarantee deposits for credit cards transactions	724,582	773,924
Other guarantee deposits	43,432	45,183
	3,184,889	2,335,203

11.3. COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2021 and until March 31, 2022, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of March 31, 2022:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL	Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine,

S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

On 09/16/2021, the Trustor accepted the proposal submitted by Banco Supervielle on 09/15/2021 in relation to the Extension Commission, the renewal of the Extension Commission is scheduled for 03/15/2022.

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set-ip on	Initial Amount in Trust	Títulos Emitidos		Book value at 03/31/2022
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
24	28/5/2021	$ 699,000	139,800	559,200	139,800	-
25	1/10/2021	$ 703,600	119,612	583,988	119,612	-
26	31/3/2022	$ 1,000,000	170,000	830,000	169,650	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of March 31, 2022 and December 31, 2021:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								03/31/2022	12/31/2021
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	539,658	1,229,457
							Total	539.658	1,229,457

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

As of March 31, 2022 and December 31, 2021, the Bank has no outstanding issues.

11.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

On December 16, 2021, the Board of Directors of the Central Bank of the Argentine Republic (BCRA) established that the entities of the financial system may distribute as of next year up to 20% of the profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the rules for distribution of results.

11.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of  March 31,2022 and  December 31,2021, the minimum cash reserve was made up as folllows:

Item (*)	03/31/2022	12/31/2021
Current accounts in the Argentine Central Bank (**)	2,000,000	4,000,000
Sight accounts in the Argentine Central Bank (**)	13,429,030	14,658,247
Special accounts for previous credit payment (**)	6,549,625	6,095,650
Special accounts for acred. assets (**)	519,701	-
Total	22,498,356	24,753,897

(*) Historical values without inflation adjustment

       (**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

11.8.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

The Group has maintained an important presence in the Province of San Luis for more than 25 years and during that period it has acted as the exclusive payment agent of the government of the Province, providing financial agent and tax collection services for the Province and all its municipalities and salary payment services for provincial and municipal government employees. The Group has developed a broad business franchise in the private sector in the Province of San Luis, providing banking services as a universal bank to individual consumers and MSMEs. Additionally, the Group provides its business clients in the Province with a wide range of financial products and services.

On January 17, 2017, the Province of San Luis notified the Group of its decision to terminate the aforementioned financial agent contract as of February 28, 2017. Despite the termination of the agreement, since February 2017 the Group continued to provide financial services to the government of the Province of San Luis and its employees.

On June 7, 2018, the Province of San Luis ratified an agreement signed with the Group for a 12-month term, formalizing its role as exclusive payment agent that the Group continued to provide since the end of the financial agent contract with

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

the Province in February 2017. This agreement was successively extended and was in force until May 2, 2022. On May 5, 2022, the government of the Province of San Luis notified Banco Supervielle that on May 2 it had signed an agreement whereby Banco de la Nación Argentina was appointed as financial agent.

As of said notice, the transition process has begun, which shall contemplate the transfer of employees, branches and the assignment of the loan portfolio that involves the agents and employees of the Province.

Once this transfer has been completed, the final impact on the Group's business in the Province of San Luis may be determined.

On May 23, 2018, the Municipality of the city of San Luis appointed the Group as financial agent of the city for a 2-year term, which was renewed in May 2020 for two additional years.

As of March 31, 2022 and December 31, 2021, the Group's exposure to the government of the Province of San Luis was as follows:

(in million of Pesos, except for ratios and operating data)	As of March 31, 2022	As of December 31, 2021
Loans
Total loan portfolio of Banco Supervielle	150,775	145,657
Loans to employees of the Province of San Luis	3,985	3,352
Loans to employees of the Province of San Luis / Total loan portfolio of Banco Supervielle	2.60%	2.3%
Deposits
Total consolidated deposits	334,287	282,269
Deposits of the government of the Province of San Luis	2,346	1,033
Deposits of the government of the Province of San Luis / Total consolidated deposits	0.7%	0.4%
Deposits of Municipalities and other public entities of the Province of San Luis	4,336	4,985
Net Income
Related net income / Consolidated net income of Banco Supervielle	2.5%	3.1%
Operating Data
Employees	216	226
Branches	20	20
Service centers for retirees and pensioners	3	3
ATMs and self-service terminals	149	149

Out of approximately 196,000 clients that the Bank has in San Luis, the Bank provides salary payment services to about 30,800 employees of the Province under the financial agent contract.

In March 2022, the Government announced that it had reached an Agreement with the International Monetary Fund (IMF). The Argentine Congress approved the Agreement with the IMF on March 11, 2022 for extended financing for a term of two and a half years and with an amortization period of more than ten years. The Agreement with the IMF has the following main terms: (i) Argentina's commitment to gradually reduce its primary deficit to 2.5% of Argentina's GDP in 2022, to 1.9% of its GDP in 2023, and to 0.9% of its GDP in 2024; (ii) Argentina's commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina's GDP in 2022, 0.6% of its GDP in 2023, and 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multicausal approach and the accumulation of reserves without major modifications to the current exchange rate regime. As of the date of these financial statements, the Central Bank raised the interest rate of the LELIQ from 38% to 47%, creating an 180-day LELIQ with a floating interest rate equivalent to the effective annual yield of the 28-day LELIQ.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2021 and in Note1.2.

13.	INTERNATIONAL FINANCING PROGRAMS

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term.In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2021, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

In September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 and December 2021, two more installment were canceled, whereby the balance is USD 20,000,000.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of March 31, 2022 and the date of issuance of these financial statements, the Group was in compliance with the financial covenants of both loans.

14.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context both nationally and internationally.

In recent months, the behavior of international markets has been affected by the advance of the omicron variant of the coronavirus, the persistence of significant inflationary pressures and certain disruptive decisions in China, among others. Consequently, the global economic recovery continues its course, but at a slower pace than forecast months ago. The new international scenario seems to be converging towards a scenario of more moderate economic growth with tightening of financial conditions, to which are added additional inflationary pressures due to delays in production chains and the rise in the prices of some raw materials. Along these lines, the United States Federal Reserve has begun to reduce the liquidity injected into the markets (a process known as tapering) and, according to the latest projections by the members of the Monetary Policy Committee, during 2022 there would be three rises of rates.

In the case of Argentina, after the 9.9% drop in GDP in 2020, the economy managed to recover pre-pandemic levels in July 2021. Although during the second quarter of 2021 the GDP recovered 11.9% year-on-year, helped by the low base of comparison, in seasonally adjusted terms it expanded 4.1% against the second quarter of the year. This expansion was explained by the reinforcement of expansive fiscal and monetary policies in the previous electoral period, and the absence of mobility restrictions that were present in the second quarter of the year. According to the INDEC, in November the activity grew 1.7% in monthly terms. This positioned economic activity 3.7% above the monthly value of February 2020, the month prior to the implementation of the first measures due to the pandemic.

The fiscal accounts, meanwhile, accumulated a primary deficit of 3.6% of GDP in 2021 (result that excludes income from the Solidarity Contribution, and those from the transfer of Special Drawing Rights transferred by the International Monetary Fund) . In recent months, the red in public accounts has accelerated considerably, not so much due to a moderation in total revenues but rather to greater dynamism in primary spending in an electoral context. As a consequence of this increase in the deficit, the assistance from the Central Bank to the Treasury has been increasing in the fourth quarter of 2021. The BCRA exhausted the financing channel in concept of transfers of profits from the BCRA (a total of $787,712 million ) in the month of October. In addition, $912,599 million transferred via Temporary Advances must be added. Throughout 2021, the BCRA assisted the Treasury for an equivalent to 3.7% of GDP, of which 2.5% of GDP was concentrated in the fourth quarter.

The issuance of pesos to cover the fiscal downturn has been stressing the exchange front for several months, which is combined with uncertainty regarding the liquidation of foreign currency from the 2022 thick harvest, since there is a high probability that the rains will be less to the average during the austral summer, which would affect crop yields. As a result, in recent months the BCRA continued to take measures to stop the drain on foreign currency. During the fourth quarter of 2021, sales of dollars to the private sector, the use of foreign currency to intervene in the stock market, and the use of foreign currency for Treasury debt payments moderated. Even so, they have led to a drop in International Reserves of US$3,249 million, closing the year 2021 at a level of US$39,662 million.

In March 2022, the Government announced that it had reached an Agreement with the International Monetary Fund (IMF). The Argentine Congress approved the Agreement with the IMF on March 11, 2022 for extended financing for a term of two and a half years and with an amortization period of more than ten years. The Agreement with the IMF has

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

the following main terms: (i) Argentina's commitment to gradually reduce its primary deficit to 2.5% of Argentina's GDP in 2022, to 1.9% of its GDP in 2023 and to 0, 9% of its GDP in 2024; (ii) Argentina's commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina's GDP in 2022, 0.6% of its GDP in 2023 and 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multicausal approach and the accumulation of reserves without major modifications to the current exchange rate regime. As of the date of these financial statements, the Central Bank raised the interest rate of the LELIQ from 38% to 47%, creating a 180-day LELIQ with a floating interest rate equivalent to the effective annual yield of the LELIQ of 28 days.

The context of volatility and uncertainty continues at the date of issuance of these interim condensed consolidated financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in the light of these circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of March 31, 2022 and December 31, 2021:

Item	HOLDING			POSITION
	Nivel de valor razonable	Saldo al 31/03/2022	Saldo al 31/12/2021	Posición sin opciones	Opciones	Posición Final
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bonus step U$S 04/29/22	1	4,628,814	224,331	4,628,814	-	4,628,814
Treasury Bills $ adj a Desc Mat.04/21/23	1	3,471,513	-	3,471,513	-	3,471,513
Treasury Bills $ adj CER Desc Mat.12/16/22	1	2,744,168	-	2,744,168	-	2,744,168
Treasury Bills $ adj CER Desc Mat.01/20/23	1	1,852,574	-	1,852,574	-	1,852,574
Treasury Bills $ adj disc Mat.02/1723	1	1,014,546	-	1,014,546	-	1,014,546
Treasury Bills $ disc Mat.04/18/22	1	953,997	30,366	953,997	-	953,997
Treasury Bills $ disc Mat.04/29/22	1	801,932	927,772	801,932	-	801,932
Treasury Bonus CER 2% $ 2026	1	792,697	-	547,194	-	547,194
Treasury Bills $ adj CER Disc Mat.08/16/22	1	640,782	602	640,782	-	640,782
Treasury Bills $ disc. Mat.07/29/22	1	606,879	-	606,879	-	606,879
Others	1	1,313,430	20,440,655	-2,443,530	-	-2,443,530
Argentine Bonus U$S STEP	1	-	470,804	-	-	-
Argentine National Bonus 2,5% $ 07/22/2021 (TC21)	1	-	-	-	-	-
Bocon – Consolidation Bonus $ 8 serie (PR15)	1	1,708	2,654	1,708	-	1,708
Argentine Treasury Bills in pesos Adj CER Mat. 02/17/2023 X17L3	1	7,970	-	7,970	-	7,970
Argentine Treasury Bills in pesos Adj CER Mat. 12/16/2022 X16D2	1	171,406	-	171,406	-	171,406

Central Bank Bills
Liquidity Central Bank Bills Mat.04/05/2022	1	358,376	-	358,376	-	358,376
Liquidity Central Bank Bills Mat.04/07/2022	1	1,117,389	-	1,117,389	-	1,117,389
Liquidity Central Bank Bills Mat.04/28/2022	1	895,556		895,556	-	895,556
Liquidity Central Bank Bills Mat.01/11/2022	1	-	413,624	-	-	-
Liquidity Central Bank Bills Mat.01/20/2022	1	-	22,768	-	-	-

Corporate Securities
On Santander Rio $ CL.25 Mat.06/10/22	2	255,594	295,564	255,594	-	255,594
On Ypf Energía Elec $ CL.7 Mat.05/20/22	2	52,979	61,352	52,979	-	52,979
On Pyme Venturino $ Mat.10/05/23	2	4,244	4,661	4,244	-	4,244
Others	1	2,864,007	3,191,286	2,864,007	-	2,864,007

Total Debt Securities at Fair value through profit or loss		24,550,561	26,086,439	20,548,098	-	20,548,098
OTHER DEBT SECURITIES

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Nivel de valor razonable	Saldo al 31/03/2022	Saldo al 31/12/2021	Posición sin opciones	Opciones	Posición Final
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus$ Mat 02/06/2023	1	3,809,750	4,285,873	3,809,750	-	3,809,750
Treasury Bonus step U$S 04/29/22	1	1,233,555	4,331,991	1,233,555	-	1,233,555
Treasury Bills$ adj CER Desc Mat.08/16/22	1	1,183,900	1,204,803	1,183,900	-	1,183,900
Treasury Bills$ adj CER Desc Mat.01/20/23	1	1,105,000	-	1,105,000	-	1,105,000
Bono Nación Arg. $ Badlar+200 04/03/22	1	547,750	632,675	547,750	-	547,750
Treasury Bills$ adj Disc Mat.02/17/23	1	531,250	-	531,250	-	531,250
Treasury Bonus$ Adj CER 1,50% Mat.03/25/24	1	487,749	1,476,536	487,749	-	487,749
Treasury Bills$ adj a Disc Mat.04/21/23	1	203,100	-	203,100	-	203,100
Treasury Bonus$ Adj CER 1,40% Mat.03/25/23	1	116,691	688,004	116,691	-	116,691
Treasury Bills$ a disc. Mat.04/29/22	1	100,474	1,024,895	100,474	-	100,474
Argentine National Bonus TV22	1	-	481,361	0	-	0
Treasury Bonus DLK 0.30% 04/28/23	1	53,399	60,825	53,399	-	53,399
Treasury BonusAj. CER 08/13/23	1	86,486	-	86,486	-	86,486
LECER a disc Mat 02/17/23	1	188,624	-	188,624	-	188,624
LECER Mat 04/21/23	1	558,525	-	558,525	-	558,525
Others	1	5,041	1,380,693	5,041	-	5,041

Central Bank Bills
Liquidity Central Bank Bills Mat.08/21/22	2	34,126,260	-	34,126,260	-	34,126,260
Liquidity Central Bank Bills Mat.08/05/22	2	25,842,466	-	25,842,466	-	25,842,466
Liquidity Central Bank Bills Mat.08/12/22	2	20,697,201	-	20,697,201	-	20,697,201
Liquidity Central Bank Bills Mat.08/07/22	2	19,830,760	-	19,830,760	-	19,830,760
Liquidity Central Bank Bills Mat.08/13/22	2	4,921,990	-	4,921,990	-	4,921,990
Liquidity Central Bank Bills Mat.08/26/22	2	4,846,375	-	4,846,375	-	4,846,375
Liquidity Central Bank Bills Mat.07/20/22	2	792,722	-	792,722	-	792,722
Liquidity Central Bank Bills Mat.07/27/22	2	786,808	-	786,808	-	786,808
Liquidity Central Bank Bills Mat.07/13/22	2	532,484	-	532,484	-	532,484
Liquidity Central Bank Bills Mat.08/03/22	2	520,653	-	520,653	-	520,653
Others	2	-	66,232,029	-	-	-

Central Bank Notes
Liquidity Central Bank Note Mat.08/24/22	2	13,641,693	-	13,641,693	-	13,641,693
Liquidity Central Bank Note Mat.09/21/22	2	12,144,960	-	12,144,960	-	12,144,960

Corporate Securities
On MSU S.A. Cl. 2 UVA Mat.08/06/23	2	129,220	129,176	129,220	-	129,220
On Cent ter Gen/Med UVA Mat.11/12/24	2	61,525	63,163	61,525	-	61,525

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Item	HOLDING			POSITION
	Nivel de valor razonable	Saldo al 31/03/2022	Saldo al 31/12/2021	Posición sin opciones	Opciones	Posición Final
On Newsan Cl.9 $ Mat.08/26/22	2	51,940	61,847	51,940	-	51,940
Others	1	32	37	32	-	32

Measured at amortized cost
Argentine
Government Securities
Treasury Bonus $ Fixed rate 22% Mat,05/21/22		10,335,893	9,644,359	10,335,893	-	10,335,893
LECER $ Mat. 08/16/2022		80,179	-	80,179	-	80,179
LECER $ Mat. 01/20/2023		187,085	-	187,085	-	187,085
LECER $ Mat. 04/21/2023		150,788	-	150,788	-	150,788

Corporate securities
Others		16	19	16	-	16

Total other debt securities		159,892,344	91,698,286	159,892,344	-	159,892,344
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Ternium Arg S.A.Ords."A"1 Voto Esc	1	30,679	38,826	30,679	-	30,679
Pampa Energía S.A.	1	23,597	28,670	23,597	-	23,597
Aluar SA	1	17,215	21,056	17,215	-	17,215
Grupo Financiero Galicia SA	1	13,958	18,888	13,958	-	13,958
Loma Negra S.A.	1	11,511	18,671	11,511	-	11,511
Transener SA	1	7,848	8,461	7,848	-	7,848
YPF SA	1	5,764	11,175	5,764	-	5,764
Banco Macro SA	1	4,464	7,067	4,464	-	4,464
Edenor SA	1	3,366	4,017	3,366	-	3,366
Central Puerto S.A. Ord. 1 voto Esc	1	2,873	3,924	2,873	-	2,873
Others	1	11,040	21,490	11,040	-	11,040

Measured at fair value with changes in OCI
Argentine
Others	3	127,210	124,504	127,210	-	127,210

Total equity instruments		259,525	306,749	259,525	-	259,525
Total		184,702,430	118,091,474	180,699,967	-	180,699,967

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of March 31, 2022 and December 31, 2021 balances of loans and other financing are the following:

	03/31/2022	12/31/2021
COMMERCIAL PORTFOLIO

Normal situation	51,587,995	60,844,415
-With "A" Preferred Collateral and Counter-guarantees	1,897,888	2,482,691
-With "B" Preferred Collateral and Counter-guarantees	5,650,364	6,265,406
- Without Preferred Collateral nor Counter-guarantees	44,039,743	52,096,318

Subject to special monitoring
- Under Observation	1,877,535	2,053,014
-With "A" Preferred Collateral and Counter-guarantees	3,634	35
-With "B" Preferred Collateral and Counter-guarantees	1,716,342	1,846,128
- Without Preferred Collateral nor Counter-guarantees	157,559	206,851

With problems	1,012	5,894
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	1,012	5,894

High risk of insolvency	402,742	446,117
-With "A" Preferred Collateral and Counter-guarantees	2,758	3,145
-With "B" Preferred Collateral and Counter-guarantees	224,039	267,613
- Without Preferred Collateral nor Counter-guarantees	175,945	175,359

Uncollectible	1,226,497	1,459,174
-With "A" Preferred Collateral and Counter-guarantees	154,867	166,425
-With "B" Preferred Collateral and Counter-guarantees	860,271	1,051,338
- Without Preferred Collateral nor Counter-guarantees	211,359	241,411

TOTAL COMMERCIAL PORTFOLIO	55,095,781	64,808,614

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	03/31/2022	12/31/2021
CONSUMER AND HOUSING PORTFOLIO

Normal situation	106,004,395	116,032,511
-With "A" Preferred Collateral and Counter-guarantees	2,168,477	2,580,653
-With "B" Preferred Collateral and Counter-guarantees	8,761,399	9,674,728
- Without Preferred Collateral nor Counter-guarantees	95,074,519	103,777,130

Low Risk	3,021,154	3,057,173
-With "A" Preferred Collateral and Counter-guarantees	62,641	68,587
-With "B" Preferred Collateral and Counter-guarantees	332,084	284,909
- Without Preferred Collateral nor Counter-guarantees	2,626,429	2,703,677

Medium Risk	2,261,607	2,289,275
-With "A" Preferred Collateral and Counter-guarantees	28,672	8,105
-With "B" Preferred Collateral and Counter-guarantees	143,319	144,825
- Without Preferred Collateral nor Counter-guarantees	2,089,616	2,136,345

High Risk	2,965,468	3,367,349
-With "A" Preferred Collateral and Counter-guarantees	29,100	16,574
-With "B" Preferred Collateral and Counter-guarantees	197,774	178,736
- Without Preferred Collateral nor Counter-guarantees	2,738,594	3,172,039

Uncollectible	514,294	701,794
-With "A" Preferred Collateral and Counter-guarantees	10,654	20,152
-With "B" Preferred Collateral and Counter-guarantees	99,728	120,459
- Without Preferred Collateral nor Counter-guarantees	403,912	561,183

TOTAL CONSUMER AND HOUSING PORTFOLIO	114,766,918	125,448,102
TOTAL GENERAL(1)	169,862,699	190,256,716

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	161,208,128	180,120,569
Other debt securities	159,892,344	91,698,286
Computable items out of balance	(151,237,773)	(81,562,139)
Plus allowances	7,633,979	8,846,715
Plus IFRS adjusments non computable for DCS	777,067	1,034,831
Less non deductible ítems for DCS	(780)	(1,282)
Less Debt securities measured at amortized cost	(159,648,039)	(91,442,403)
Total	169,862,699	190,256,716

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of March 31, 2022 and December 31, 2021 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	03/31/2022		12/31/2021
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	10,758,065	6.3%	15,269,417	7.9%
50 following largest customers	20,595,237	12.1%	24,683,816	12.8%
100 following largest customers	16,690,452	9.8%	20,081,271	10.4%
Rest of customers	121,818,945	71.7%	130,222,212	69.0%
TOTAL	169,862,699	100.0%	190,256,716	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of March 31, 2022 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	66,993	2,944	5,118	-	-	-	75,055
Financial Sector	-	3,567,971	7,479	1,710,688	33,553	61,513	33,553	5,414,757
Non-financial private sector and residents abroad	24,752,694	70,828,961	28,936,818	20,990,480	22,930,965	35,352,344	115,059,667	318,851,929
TOTAL	24,752,694	74,463,925	28,947,241	22,706,286	22,964,518	35,413,857	115,093,220	324,341,741

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of March 31, 2022 and December 31, 2021, are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	03/31/2022	12/31/2021
Cost model
Furniture and facilities	2,779,420	10	-	44,810	3,417	(2,244,497)	1,921	(40,766)	(2,283,342)	544,305	534,923
Machinery and equipment	9,366,707	-	-	28,335	(28,424)	(7,841,672)	14,487	(147,064)	(7,974,249)	1,392,369	1,525,035
Vehicles	476,665	5	-	4,720	(42,208)	(217,408)	31,647	(21,747)	(207,508)	231,669	259,257
Right of Use of Leased Properties	3,672,846	50	-	205,561	(317,143)	(1,792,593)	317,143	(291,593)	(1,767,043)	1,794,221	1,880,253
Construction in progress	1,614,564	-	-	82,531	(262,763)	-	-	-	-	1,434,332	1,614,564
Revaluation model
Land and Buildings	7,268,564	50	-	-	10,815	(274,408)	1,159	(44,482)	(317,731)	6,961,648	6,994,156
Total	25,178,766		-	365,957	(636,306)	(12,370,578)	366,357	(545,652)	(12,549,873)	12,358,544	12,808,188

The movements in investment properties as of March 31, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Depreciation			Net carrying 03/31/2022	Net carrying 12/31/2021
					Accumulated	Of the year	At the end of the year
Cost model
Rent building	187,737	5	-	908	(24,603)	(9,078)	(33,681)	154,964	163,134
Measurement at fair value
Rent building	9,932,750	50	-	.	-	-	-	9,932,750	9,932,750
Total	10,120,487		-	908	(24,603)	(9,078)	(33,681)	10,087,714	10,095,884

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of March 31, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	03/31/2022	12/31/2021
Measurement at cost
Goodwill	6,377,078	-	-	-	-	-	-	-	6,377,078	6,377,078
Brands	350,393	-	-	-	-	-	-	-	350,393	350,393
Other intangible assets	13,944,539	-	443,838	(296)	(7,414,408)	2,501	(707,440)	(8,119,347)	6,268,734	6,530,131
TOTAL	20,672,010	-	443,838	(296)	(7,414,408)	2,501	(707,440)	(8,119,347)	12,996,205	13,257,602

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of March 31, 2022 and December 31, 2021  the concentration of deposits are the following:

Number of customers	Deposits
	03/31/2022		12/31/2021
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	122,868,029	36.0%	110,587,457	33.0%
50 following largest customers	63,813,156	18.7%	56,244,336	16.8%
100 following largest customers	17,176,904	5.0%	17,532,466	5.2%
Rest of customers	137,440,233	40.3%	150,448,152	44.9%
TOTAL	341,298,322	100.0%	334,812,411	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of March 31, 2022:

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	12,371,901	2,473,626	473,278	202,081	-	-	15,520,886
Financial sector	82,301	-	-	-	-	-	82,301
Non-financial private sector and residents abroad	268,594,819	29,161,214	21,727,652	14,648,012	335	-	334,132,032
Liabilities at fair value through profit and loss	4,002,463	-	-	-	-	-	4,002,463
Other financial liabilities	13,716,845	265,385	754,110	403,883	450,671	543,972	16,134,866
Financing received from the Argentine Central Bank and other financial institutions	267,456	2,622,571	382,124	198,989	399,262	547,406	4,417,808
Negotiable Debt securities	-	175,668	181,589	899,067	-	-	1,256,324
TOTAL	299,035,785	34,698,464	23,518,753	16,352,032	850,268	1,091,378	375,546,680

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of March 31, 2022 and December 31, 2021:

Items	As of March 31, 2021	As of December 31, 2021 (per currency)				As of December 31, 2021
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	21,358,841	19,995,869	965,977	18,945	378,050	24,927,061
Debt securities at fair value through profit or loss	4,815,129	4,815,129	-	-	-	902,392
Derivatives	13,956	13,956	-	-	-	8,551
Other financial assets	626,382	626,251	131	-	-	825,532
Loans and other financing	15,571,872	15,570,582	908	-	382	17,908,067
Other Debt Securities	1,233,622	1,233,622	-	-	-	4,332,070
Financial assets pledged as collateral	1,287,323	1,287,323	-	-	-	1,261,831
Other non-financial assets	141,647	141,647	-	-	-	140,807
TOTAL ASSETS	45,048,772	43,684,379	967,016	18,945	378,432	50,306,311

LIABILITIES
Deposits	31,182,710	30,655,555	527,155	-	-	33,454,825
Non-financial public sector	1,202,444	1,202,265	179	-	-	1,293,065
Financial sector	456	456	-	-	-	256
Non-financial private sector and foreign residents	29,979,810	29,452,834	526,976	-	-	32,161,504
Liabilities at fair value with changes in results	1,425,563	1,425,563	-	-	-	799,618
Other financial liabilities	2,850,538	2,426,109	415,277	19	9,133	2,996,929
Financing received from the Argentine Central Bank and other financial institutions	2,303,909	2,303,909	-	-	-	5,960,517
Other non-financial liabilities	379,951	379,949	-	-	2	429,066
TOTAL LIABILITIES	38,142,671	37,191,085	942,432	19	9,135	43,640,955

NET POSITION	6,906,101	6,493,294	24,584	18,926	369,297	6,665,356

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of March 31, 2022 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	102,381	15,281	-	-	(16,295)	101,367
Loans and other financing	8,846,716	5,460	86,902	(50,845)	(1,254,256)	7,633,977
Other financial entities	29,946	52,115	-	-	(35,053)	47,008
Non-financial private sector and residents abroad	8,816,770	(46,655)	86,902	(50,845)	(1,219,203)	7,586,969
Overdrafts	174,283	37,538	(1,815)	(1,389)	(28,883)	179,734
Documents	471,236	(61,019)	(58,183)	10,932	(50,252)	312,714
Mortgages	259,638	9,019	(14,421)	6,227	(36,061)	224,402
Pledge loans	298,129	12,553	23,308	52,228	(53,471)	332,747
Personal Loans	3,528,149	(51,415)	(13,560)	(19,171)	(476,817)	2,967,186
Credit cards	2,163,319	64,355	119,838	127,823	(342,706)	2,132,629
Financial lease	187,610	(486)	22,494	414	(29,079)	180,953
Others	1,734,406	(57,200)	9,241	(227,909)	(201,934)	1,256,604
Other debt securities	1,748	180	-	-	(267)	1,661
Eventual commitments	69,178	104	-	-	(9,592)	59,690
TOTAL PROVISIONS	9,020,023	21,025	86,902	(50,845)	(1,280,410)	7,796,695

Separate Condensed Interim Financial Statements

For the three-month period ended on

March 31, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of March 31, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	03/31/2022	12/31/2021
ASSETS
Cash and due from banks	9 and 4.1	462,084	506,248
Cash		4	5
Financial institutions and correspondents		462,080	506,243
Other local and financial institutions		462,080	506,243
Other financial assets	4.2 and 9	1,637,958	1,377,634
Other debt securities	4.3 and A	-	481,360
Current income tax assets	7	21,594	14,718
Investment in subsidiaries, associates and joint ventures	4.4	52,206,516	52,646,700
Property, plant and equipment	4.5 and F	-	2,111
Intangible Assets	4.6 and G	7,156,518	7,183,326
Deferred income tax assets		-	1,630
Other Non-financial assets	4.7 and 9	572,481	100,412
TOTAL ASSETS		62,057,151	62,314,139

LIABILITIES
Deferred income tax liability	7	25,267	-
Other Non-Financial Liabilities	4.8 and 7	325,147	363,194
TOTAL LIABILITIES		350,414	363,194

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		50,558,787	50,558,787
Capital adjustments		5,544,332	5,544,332
Earnings Reserved		5,380,509	5,380,509
Reserve		(1,392,842)	(394,174)
Other comprehensive income		1,272,942	1,403,437
Net Income for the year		(113,713)	(998,668)
TOTAL SHAREHOLDERS' EQUITY		61,706,737	61,950,945
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		62,057,151	62,314,139

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes	03/31/2022	03/31/2021
Interest income	4.9	27,666	106,147
Interest expenses		-	-
Net interest income		27,666	106,147
Net income from financial instruments at fair value through profit or loss	4.10	96,711	9,709
Result from derecognition of assets measured at amortized cost		(2,508)	-
Exchange rate difference on gold and foreign currency		36,638	9,159
NIFFI And Exchange Rate Differences		130,841	18,868
Subtotal		158,507	125,015
Other operating income	4.11	335,905	139,143
Result from exposure to changes in the purchasing power of the currency		(299,023)	(204,903)
Net operating income		195,389	59,255
Personnel expenses	4.12	5,993	21,591
Administration expenses	4.13	54,682	67,320
Depreciation and impairment of non-financial assets		27,000	27,214
Other operating expenses	4.14	7,634	6,579
Operating income		100,080	(63,449)
Profit of subsidiaries and associates	4.15	(188,877)	377,162
Income before taxes		(88,797)	313,713
Income tax		24,916	20,122
Net income of the period		(113,713)	293,591

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
NUMERATOR
Net income for the year attributable to owners of the parent company	(113,713)	293,591
PLUS: Diluting events inherent to potential ordinary shares	-	-
Net income attributable to owners of the parent company adjusted by dilution	(113,713)	293,591

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722

Basic Income per share	(0.25)	0.64
Diluted Income per share	(0.25)	0.64

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
Net income from the period	(113,713)	293,591
Components of Other Comprehensive Income not to be reclassified to profit or loss
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(124,989)	(692,482)
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(124,989)	(692,482)
Total Other Comprehensive Income not to be reclassified to profit or loss	(124,989)	(692,482)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	8,724	-
Conversion difference for the period	8,724	-
Gains or losses on financial instruments at fair value with changes in ORI (Point 4.1.2a of IFRS 9)	(14,230)	(88,024)
Loss for the year from financial instrument at fair value through other comprehensive income	(20,329)	(126,316)
Income tax	6,099	38,292
Total Other Comprehensive Loss to be reclassified to profit or loss	(5,506)	(88,024)
Total Other Comprehensive Income	(130,495)	(780,506)
Total Comprehensive Income	(244,208)	(486,915)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 9)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	5,544,332	50,558,787	617,296	4,763,213	(1,392,842)	1,388,737	470	14,230	61,950,945
Net Income for the period	-	-	-	-	-	(113,713)	-	-	-	(113,713)
Other comprehensive income for the period	-	-	-	-	-	-	(124,989)	8,724	(14,230)	(130,495)
Balance at March 31, 2022	456,722	5,544,332	50,558,787	617,296	4,763,213	(1,506,555)	1,263,748	9,194	-	61,706,737

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 10)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total shareholders´ equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	5,544,332	50,558,787	-	-	5,582,069	1,522,187	98	63,664,195
Net Income for the year	-	-	-	-	-	293,591	-	-	293,591
Other comprehensive income for the year	-	-	-	-	-	-	(692,482)	(88,024)	(780,506)
Balance at March 31, 2022	456,722	5,544,332	50,558,787	-	-	5,875,660	829,705	(87,926)	63,177,280

The accompanying notes and schedules are an integral part of the separate financial statements,

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the three-month period ended on March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the year before Income Tax	(88,797)	313,713

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	188,877	(377,162)
Depreciation and impairment	27,000	27,214
Exchange rate difference on gold and foreign currency	(36,638)	(9,159)
Interests from loans and other financing	(27,666)	(106,147)
Result from exposure to changes in the purchasing power of the currency	299,023	204,903
Net income from financial instruments at fair value through profit or loss	(96,711)	(9,709)

(Increases) / decreases from operating assets:
Other debt securities	585,408	203,415
Other assets	(392,644)	50,680

Increases / (decreases) from operating liabilities:
Other liabilities	(38,650)	(140,769)

Net cash provided by / (used in) operating activities (A)	419,202	156,979

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of liability or equity instruments issued by other entities	-	(6,588)
Purchase of subsidiaries	(103,840)	(99,627)

Collections:
Dividends collected	475,000	-

Net cash used in investing activities (B)	371,160	(106,215)

CASH FLOWS FROM FINANCING ACTIVITIES

Changes in the participation of subsidiaries that do not give rise to loss of control	(233,596)	-

Net cash used in financing activities (C)	(233,596)	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(2,442)	(321,544)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	554,324	(270,780)
Cash and cash equivalents at the beginning of the year (NOTE 9)	1,470,408	680,824
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(259,944)	125,800
Cash and cash equivalents at the end of the year (NOTE 9)	1,764,788	535,844

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on May 16, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,
(ii)	temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of March 31, 2022.

1.2.3.	Comparative information

The balances for the year ended December 31, 2021 are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of March 31, 2022.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Bank has applied the following:

(i)	Inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of March 31, 2021 and December 31, 2021 in order to record them in homogeneous currency,

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on March 31, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The Board has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the Board added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The Board has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

(b)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of March 31, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(C) Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.3. Key Accounting Polices and Forescasts

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other isntruments

The fair value of  financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Bank has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on March 31, 2022 and December 31,2021:

Portfolio of instruments at 03/31/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	1,637,958	-	-
Total Assets	1,637,958	-	-

Portfolio of instruments at 12/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	481,360	-	-
Other financial assets	1,377,634	-	-
Total Assets	1,858,994	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of March 31,2022 and December 31, 2021:

Other Financial Instruments as of 03/31/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	462,084	462,084	462,084	-	-
Total Assests	462,084	462,084	462,084	-	-

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	506,248	506,248	506,248	-	-
Total Assests	506,248	506,248	506,248	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 03.31.2022	Book value at 12.31.2021
					Actividad Principal	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	48,028,482	46,819,868	47,023,253
	IUDÚ Compañia Financiera S.A	Ord.	1	17,182,166	Financial Company	343,643	4,942,973	246,902	189,317
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	2,204,811	1,474,131	1,472,628
	Tarjeta Automática S.A.	Ord.	1	201,635,159	Credit Cards	230,440	126,816	85,745	10,721
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	943,846	896,655	759,642
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	400,411	335,360	412,216
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	1,435,478	1,352,498	1,729,018
	FF Fintech SUPV I	Ord.	-	175,679,724	Financial Trust	175,680	177,971	126,679	135,057
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	317,400	321,865	307,130
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	179,205	202,211	227,411
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	805	28,401
	IOL Holding S.A.	Ord.	1	22,124,500	Financial Company	50,875	58,757	52,226	58,754
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	33,571,920	Insurance Broker	61,599	47,461	45,110	42,069
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55,027	239,257	239,257	270,561
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency	4,500	8,010	8,009	8,923
Total Investments in subsidiaries, associates and joint ventures								52,206,516	52,646,700

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	03/31/2022	12/31/2021

4.1 Cash and due from banks
Cash	4	5
Financial institutions and correspondents	462,080	506,243
	462,084	506,248

4.2 Other financial assets
Mutual funds investments	1,302,704	964,159
Other investments	327,399	413,475
Miscellaneous Debtors	7,855	-
	1,637,958	1,377,634
4.3 Other debt securities
Public securities	-	481,360
	-	481,360
4.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	46,819,868	47,023,253
IUDÚ Compañia Financiera S.A	246,902	189,317
Sofital S.A.F. e I.I.	1,474,131	1,472,628
Tarjeta Automática S.A.	85,745	10,721
Supervielle Asset Management S.A.	896,655	759,642
Espacio Cordial de Servicios S.A.	335,360	412,216
Supervielle Seguros S.A.	1,352,498	1,729,018
FF Fintech SUPV I	126,679	135,057
Micro Lending S.A.U	321,865	307,130
Invertir Online S.A.U e invertir Online.com Argentina	202,211	227,411
Supervielle Broker de Seguros S.A.	45,110	42,069
Supervielle Agente de Negociación S.A.U.	239,257	270,561
Dólar IOL S.A.U.	8,009	8,923
IOL Holding S.A.	52,226	58,754
	52,206,516	52,646,700
4.5 Property. plant and equipment
Vehicles	-	2,111
	-	2,111
4.6 Intangible Assets
Goodwill – Businness combination	5,872,874	5,872,874
Relations with clients	930,733	949,990
Brand	350,393	350,393
Proprietary Software & Technology	2,518	10,069
	7,156,518	7,183,326
4.7 Other non-financial assets
Retirement insurance	60,827	65,207
Other non-financial assets	511,654	35,205
	572,481	100,412

4.8 Other non-financial liabilities
Compensation and social charges payable	4,166	5,121
Miscellaneous creditors	320,981	358,073
	325,147	363,194

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	03/31/2022	03/31/2021
4.9 Interest income
Earned interests	89	165
Profit by government securities measure at amortized cost	27,577	105,982
	27,666	106,147

4.10 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	41,533	-
Income from Holding – MF	-	9,709
Income from Holding –Government Securities	55,178	-
	96,711	9,709

4.11 Other operating income
Subsidiaries’ advisory fees
Royalties	93,192	98,398
Other income	577	539
Revaluation of retirement insurance contributions	236,118	-
Income from technology solutions	4,891	23,846
Foreign source commissions	-	16,360
Income from sale of shares	1,127	-
	335,905	139,143

4.12 Personnel expenses
Personnel expenses	5,993	21,591
	5,993	21,591

4.13 Administration expenses
Bank expenses	102	248
Professional fees	12,550	16,235
Fees to directors and syndics	29,240	39,428
Taxes. rates and contributions	1,814	1,338
Insurance	10	155
Expenses and office services	2,526	3,601
Other expenses	8,440	6,315
	54,682	67,320

4.15 Other operating expenses
Turnover tax from Service Activities		4,688	5,766
Turnover tax from Financial Activities		2,946	813
		7,634	6,579
4.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A		(78,397)	192,479
Results from equity investment in IUDÚ Compañía Financiera S.A.		(46,191)	(13,769)
Results from equity investment in Tarjeta Automática S.A.		(161,093)	(85,870)
Results from equity investment in Supervielle Asset Management S.A.		137,013	115,742
Results from equity investment in Espacio Cordial de Servicios S.A.		(76,856)	(27,187)
Results from equity investment in Supervielle Seguros S.A.		98,481	196,681
Results from equity investment in Sofital S.A.F. e I.I.		1,502	(217)
Results from equity investment in Micro Lending S.A.U.		14,735	4,022
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.		(25,201)	61,100
Results from equity investment in FF Fintech S.A.		(8,442)	(26,334)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.		3,041	(11,886)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

03/31/2022	03/31/2021
Results from equity investment in Bolsillo Digital S.A.U.	-	(14,005)
Results from equity investment in Supervielle Agente de Negociación S.A.U.	(31,304)	(12,103)
Results from equity investment in Dólar IOL S.A.U.	(913)	(1,491)
Results from equity investment in IOL Holding S.A.	(15,252)	-
	(188,877)	377,162

5.	RESTRICTED ASSETS

As of March 31, 2022 and December 31, 2021, the Group does not hold restricted assets,

6.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  March 31, 2022 and December 31, 2021, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				03/31/2022	12/31/2021	03/31/2022	12/31/2021
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	67.61%	87.50%	99.97%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline,Com Argentina S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 12/31/20 and 12/31/20,

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

In accordance with what was resolved the Board of Directors on June 23, 2021, on June 30, 2021, Banco Supervielle S.A. acquired from its controlling shareholder Grupo Supervielle S.A. its equity interest in Play Digital S.A. of 41,747,121 common book-entry shares with a par value of AR$ 1 and entitled to 1 vote per share, plus an irrevocable capital contribution capitalization in the amount of $ 6,832,612, for reasons of strategic and commercial convenience.

As resolved by the Board of Directors on July 20, 2021, on August 5, 2021 Grupo Supervielle S.A. sold and transferred to its subsidiary Banco Supervielle S.A. its shareholding in Bolsillo Digital S.A.U of 97,100,000 shares, ordinary, book-entry, with a par value of $ 1 each and 1 vote per share. Also, on September 6, 2021, Banco Supervielle S.A. made a contribution in the amount of $ 25,000,000, subsequently capitalized on October 13, 2021 with an issue premium of $ 0.01874047 per share, raising the capital stock from $ 97,100,000 to $ 121,640,1010.

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and integrated 28,174,544 ordinary book-entry shares with a par value of $ 1 and with the right to 1 vote per share of Play Digital S.A. As of December 31, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. It amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Eastern Republic of Uruguay whose objective is to carry out shareholdings in other companies dedicated to providing stock market services at the regional level.

As resolved by the Board of Directors on November 24, 2021, Grupo Supervielle SA made an irrevocable capital contribution to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,605,985 common, registered, non-endorsable shares of value par $1 each and entitled to 1 vote per share, with an issue premium of $14.5667734 per share.

As resolved by the Board of Directors on November 29, 2021, Grupo Supervielle SA made a capital contribution to IOL Holding SA for the sum of US$ 500,000 to be applied to working capital and investments, in line with what was considered by the Board of Directors at its meeting on August 2, 2021.

As resolved by the Board of Directors on January 28, 2022, Grupo Supervielle SA made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,762,666 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $13.18306021 per share.

As resolved by the Board of Directors on February 25, 2022, Grupo Supervielle SA and Banco Supervielle SA made irrevocable capital contributions to IUDÚ Compañía Financiera SA for $12,500,000 and $237,500,000, respectively, increasing the capital stock by the sum of $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share). These contributions will be capitalized in the next Assembly to be held.

As resolved by the Board of Directors on March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions to IUDU Compañía Financiera S.A for $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $9,98173543 per share. These contributions will be capitalized in the next Assembly to be held.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As resolved by the Board of Directors on February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000, increasing the capital stock by $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $3.42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 67.61%. As a result of this transaction, Grupo Supervielle S.A. obtained a gain of 236,118 miles of pesos in its separate financial statements. Ownership in said entity at a consolidated level was reduced from 99.9% to 99.7%.

The following describes Controlled Companies’ shareholders’ equity and results:

As of March 31, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	431,295,382	383,032,831	48,028,482	(113,739)
IUDÚ compañía Financiera S.A	22,044,964	17,101,991	4,942,973	(923,813)
Tarjeta Automática S.A.	564,029	437,213	126,816	(195,530)
Supervielle Asset Management S.A.	1,330,345	386,499	943,846	144,224
Sofital S.A. F. e I.I.	2,205,403	592	2,204,811	34,877
Espacio Cordial de Servicios S.A.	697,070	296,659	400,411	(83,979)
Micro Lending S.A.U.	457,959	140,559	317,400	14,041
InvertirOnline.Com Argentina S.A.U. (3)	46,863	18,462	28,401	(4,997)
InvertirOnline S.A.U. (3)	9,885,179	9,705,974	179,205	19,258
IOL Holding S.A.	59,005	248	58,757	(293)
Supervielle Seguros S.A. (2)	3,668,355	2,232,877	1,435,478	411,064
Supervielle Productores Asesores de Seguros S.A.	149,416	101,955	47,461	3,289
Bolsillo Digital S.A.U.	166,078	67,104	98,974	(37,177)
Supervielle Agente de Negociación S.A.U.	300,328	61,071	239,257	(31,304)
Dólar IOL S.A.U.	9,448	1,438	8,010	(913)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for nine months.
(3)Balances are reported as of December 31, 2021

As of December 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	440,440,364	391,762,519	48,488,281	(1,096,738)
IUDÚ Compañia Financiera S.A	21,868,118	18,076,853	3,791,265	(1,895,450)
Tarjeta Automática S.A.	525,677	513,425	12,252	(391,473)
Supervielle Asset Management S.A.	1,176,594	376,973	799,621	634,685
Sofital S.A. F. e I.I.	2,178,141	2,034	2,176,107	(26,046)
Espacio Cordial de Servicios S.A.	720,232	235,842	484,390	(38,518)
Micro Lending S.A.U.	460,070	156,711	303,359	71,706
InvertirOnline.Com Argentina S.A.U.	46,863	18,462	28,401	(4,997)
InvertirOnline S.A.U.	10,501,396	10,302,933	198,463	(52,281)
Supervielle Seguros S.A. (2)	3,795,257	1,959,357	1,835,900	311,487
Supervielle Productores Asesores de Seguros S.A.	145,175	101,004	44,171	(24,383)
Bolsillo Digital S.A.U.	204,668	98,687	105,981	(72,597)
Supervielle Agente de Negociación S.A.U.	287,509	16,948	270,561	1,580
Dólar IOL S.A.U.	10,623	1,700	8,923	(5,636)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of  March 31,2022 and December 31, 2021, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	03/31/2022	12/31/2021

Cash and due from banks
Banco Supervielle S.A.	2,335	3,270
InvertirOnline S.A.U. Cta. Cte.	63	449
	2,398	3,719

Other financial assets
IUDÚ Compañía Financiera S.A.- provisions	327,399	413,475
	327,399	413,475
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	67	77
	67	77

As of March 31, 2022 and 2021, results with Grupo Supervielle S.A‘s controlled are as follows:

	03/31/2022	03/31/2021
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	1	1
Interests from current accounts – IUDÚ	61	-
Interest on paid account– IOL	27	164
	89	165

Other operating income
Banco Supervielle S.A.	85,547	90,328
Sofital S.A.F. e I.I.	70	73
Supervielle Asset Management S.A.	692	729
Tarjeta Automática S.A.	204	214
IUDÚ Compañía Financiera S.A.	6,843	7,228
Espacio Cordial de Servicios S.A.	414	364
	93,770	98,936
Administrative expenses
Bank expenses – Banco Supervielle S.A.	18	109
Rent – Banco Supervielle S.A.	759	2,364
Legal and accounting consultancy services	191	292
Fees for market operations - InvertirOnline S.A.U.	462	4
	1,430	2,769

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	41,533	-
	41,533	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of March 31, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	1,637,958	21,594	526,860	-	325,147
2nd. Quarter	-	-	15,207	-	-
3rd. Quarter	-	-	15,207	-	-
4th. Quarter	-	-	15,207	-	-
Over a year	-	-	-	25,267	-
Subtotal to mature:	1,637,958	21,594	572,481	25,267	325,147
Matured term	-	-	-	-	-
Total	1,637,958	21,594	572,481	25,267	325,147
At fixed rate	-	-	-	-	-
At floating rate	1,302,704	-	-	-	-
Not accrue interest	335,254	21,594	572,481	25,267	325,147
Total	1,637,958	21,594	572,481	25,267	325,147

8.	CAPITAL STOCK

As of  March 31, 22 and December 31, 2021, the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 03/31/2022	456,722
Capital stock as of 12/31/2021	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

9.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and due from banks	462,084	506,248	110,271	126,429
Other financial assets	1,302,704	964,160	425,573	554,395
Cash and cash equivalents	1,764,788	1,470,408	535,844	680,824

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	03/31/2022	12/31/2021	03/31/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	462,084	506,248	110,271	126,429
As per the Statement of Cash Flows	462,084	506,248	110,271	126,429
Other financial assets
As per Statement of Financial Position	1,637,958	1,377,634	430,822	556,826
Other financial assets not considered as cash equivalents	(335,254)	(413,474)	(5,249)	(2,431)
As per the Statement of Cash Flows	1,302,704	964,160	425,573	554,395
Other debt securities

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of March 31, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	03/31/2022	12/31/2021	03/31/2021	12/31/2020
As per Statement of Financial Position	-	481,360	1,098,139	1,316,827
Other debt securities not considered as cash equivalents	-	(481,360)	(1,098,139)	(1,316,827)
As per the Statement of Cash Flows	-	-	-	-

10.	SUBSEQUENT EVENTS

The Annual Ordinary Shareholders' Meeting held on April 27, 2022 approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Likewise, the Board of Directors approved the distribution and payment of cash dividends. (See note 8 to the interim condensed consolidated financial statements).

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 03/31/2022	Balance at 12/31/2021
Argentine
Measured at fair value with changes in ORI
Argentine National Bonus TV22	-	481,360
Total other debt securities	-	481,360
Total	-	481,360

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the year	At the end of the year	03/31/2022	12/31/2021
Vehicles	5,757	-	(5,757)	-	(3,646)	5	3,838	(192)	-	-	2,111
Total	5,757	-	(5,757)	-	(3,646)	5	3,838	(192)	-	-	2,111

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the year	03/31/2022	12/31/2021
Goodwill	5,872,874	-	-	5,872,874	-	-	-	-	-	5,872,874	5,872,874
Relations with clients	1,232,418	-	-	1,232,418	(282,428)	-	-	(19,257)	(301,685)	930,733	949,990
Brand	350,393	-	-	350,393	-	-	-	-	-	350,393	350,393
Proprietary Software & Technology	120,826	-	-	120,826	(110,757)	-	-	(7,551)	(118,308)	2,518	10,069
Total	7,576,511	-	-	7,576,511	(393,185)	-	-	(26,808)	(419,993)	7,156,518	7,183,326

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 03/31/2022	As of 03/31/2022 (per currency)	As of 12/31/2021
			Dollar
ASSETS
Cash and Due from Banks	460,760	460,760	460,760	503,672
Other financial assets	301,126	301,126	301,126	342,467
Other non-financial assets	60,828	60,828	60,828	65,207
TOTAL ASSETS	822,714	822,714	822,714	911,346

LIABILITIES
Other non-financial liabilities	301,126	301,126	301,126	342,467
TOTAL LIABILITIES	301,126	301,126	301,126	342,467

NET POSITION	521,588	521,588	521,588	568,879

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2022

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on March 31, 2021, yields a loss of 377,572, which represents a negative return on average net worth of 2.5%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2022 the Annual Ordinary Shareholders' Meeting held approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for $293,080,487.62.

Grupo Supervielle S.A. is the parent company of the economic group and As of March 31,2022 and December 31,2021, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		03/31/20202	12/31/2021
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.97%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	99.90%	99.90%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2022

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle is a public limited company incorporated in the Argentine Republic in 1979 that operates as a financial services holding company and lists and trades its shares since May 19, 2016 on the Argentine Stock Exchanges and Markets (BYMA) and on the Argentine Stock Exchange. New York (NYSE).

Grupo Supervielle has a history of more than 130 years in Argentina providing financial and non-financial services to its clients. Focused on transforming and facilitating your experiences, it offers agile solutions and adapts to permanent changes. Grupo Supervielle brings together multiple platforms and brands such as Banco Supervielle S.A., the 8th largest private bank in Argentina in terms of loans and the 11th largest by adding public banks; IUDÚ Compañía Financiera, a comprehensive financial services company with a growing digital offering; Tarjeta Automática S.A., a distribution network for consumer financing mainly in the south of Argentina; Micro Lending (MILA), a company specialized in the financing of pledge loans for the purchase of automobiles; Espacio Cordial de Servicios, a marketer of retail products, assistance/services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; IOL Invertironline, a broker specializing in online trading; Futuros del Sur S.A., a trading agent aimed at institutional and corporate clients; Bolsillo Digital SA, a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its Boldi brand. Thus, it forms a diverse ecosystem with a shared vision where the centrality of the client and digital transformation constitute its backbone. Finally, the portfolio of companies of the holding company is completed by a company whose main activity is holding shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

Grupo Supervielle is accelerating transformation initiatives in all its service channels, moving towards omnichannel. This includes the development of a modern technological architecture, the evolution of its bank branch model and the incorporation of APIs to connect with third parties and prepare for Open Banking, while advancing in improving the customer experience.

As of December 31, 2021, Grupo Supervielle's infrastructure is supported by a strategic national presence through 298 access points, including 184 bank branches, 10 bank sales and collection centers, 79 IUDÚ Compañía Financiera sales points, 20 Tarjeta Automática branches, 5 Mila branches (in addition to its network of more than 500 related concessionaire agencies), 450 ATMs, 230 self-service terminals and 298 Supervielle ATMs with integrated biometrics and without the use of a password or card. Likewise, Grupo Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through its digital attacker platforms to clients located throughout the country.

As of Decembeer 31, 2021, the Bank records 379,462,006 worth assets and shareholders’ equity attributable to parent company of  41,775,146. Net income recorded on December 31, 2021 amounted to 944,896 (loss) which mainly resulted from the financial ma

As of March 31, 2022, Banco Supervielle S.A. It has assets of 431,295,382 and equity attributable to the owners of the parent company of 48,028,482. The net result attributable to the owners of the parent company as of March 31, 2022 was negative 113,739, which originated mainly from the financial margin and the service margin.rgin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of December 31 2021, recorded negative results of 1,633,028. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The year ended on March 31, 2022, recorded negative results of  195,530.  In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of March 31, 2022, earnings amounted to 144,224.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of March 31, 2022, negative results to 34,877.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of March 31, 2022, recorded negative results of 83,979.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,435,478 and assets for 3,668,355. As of March 31, 2022, earnings amounted to 411,064.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of December 31, 2021, recorded a profit results of 61,778.

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of  March 31,2022 InvertirOnline S.A.U obtained  negative results of 19,258 and InvertirOnline,Com Argentina S.A.U, it presented a profit of 4,997 as December 31,2021.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of March 31, 2022, recorded a negative result of 37,177.

Supervielle Agente de Negociación S.A.U.  is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of March 31, 2022, recorded a negative result of 31,304.

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of March 31, 2022, it presented a profit  of 3,289.

Dólar IOL S.A.U. is a company that provides home and exchange agency services. As of March 31, 2022, it obtained negative result of 913.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock services at a regional level. As of March 31, 2022, it obtained a negative result of 293.

Grupo Supervielle S.A.

Informative Review as of march 31, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	03/31/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	446,239,285	455,270,847	437,851,684	356,400,791
Total Liabilities	384,744,757	393,270,305	374,136,613	298,660,236
Changes in Shareholders’ Equity	61,494,528	62,000,542	63,715,071	57,740,555
Total Liabilities plus Changes in Shareholders’ Equity	446,239,285	455,270,847	437,851,684	356,400,791

Income Statement	03/31/2022	12/31/2021	12/31/2020	12/31/2019
Net income from interest	12,209,442	12,579,613	15,554,600	4,190,866
Net income from commissions	3,798,790	3,958,800	4,559,925	4,913,721
Net income before income tax	(435,591)	247,118	1,763,414	(1,397,801)
Total comprehensive income attributable to owners of the parent company - Earnings	(508,067)	(486,915)	896,506	(2,998,131)

Consolidated Cash Flow Statement	03/31/2022	12/31/2021	12/31/2020	12/31/2019
Total operating activities	(3,445,852)	2,803,444	22,231,975	44,988,635
Total investment activities	(560,124)	(469,523)	(156,852)	(741,490)
Total financing activities	(4,010,947)	(4,517,760)	(9,934,335)	(1,169,358)
Effect of changes in exchange rate	15,216,865	5,414,927	8,070,842	29,719,556
Net increase in cash and cash equivalents	7,199,942	3,231,088	20,211,630	72,797,343

Grupo Supervielle S.A.

Informative Review as of MARCH 31, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	03/31/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	12.31%	15.51%	22.09%	31.45%
- Cash and cash equivalents (*1)	41,999,474	51,916,190	69,144,360	66,766,827
- Deposits	341,298,322	334,812,411	312,975,575	212,297,748

Solvency	15.98%	15.77%	17.03%	19.33%
- Shareholders Equity	61,494,528	62,000,542	63,715,071	57,740,555
- Total Liabilities	384,744,757	393,270,305	374,136,613	298,660,236

Immobilization of Capital	9.61%	9.27%	9.78%	10.08%
-Immobilized Assets (*2)	42,885,561	42,197,894	42,827,158	35,923,445
-Total Assets	446,239,285	455,270,847	437,851,684	356,400,791

(*1) Including cash, listed corporate and government securities and mutual funds shares,

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of MARCH 31, 2022

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A,,; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 80.7% of Grupo Supervielle S.A.’s assets, being the main assets of the Group.
•	95.10% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.
•

Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A, and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the year 2023, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 7, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer